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17018278

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 22 2017
15 REGISTRATIONS BRANCH

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/15 (MM/DD/YY) AND ENDING 10/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Laurentian Capital (USA) inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1981 McGill College Suite 1900
(No. and Street)

Montreal (City) Québec,Canada (State) H3A 3K3 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yves Ruest 1 514 350 3070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street,PO BOX 10101 (Address) Vancouver (City) British Columbia,Canada (State) V7Y 1C7 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [x] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Yves Ruest, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laurentian Capital (USA) inc of October 31 2016, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Geneviève Drouin, lawyer Quebec Bar, # 2x7778

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial statements and supplemental information
[Expressed in U.S. dollars]

Laurentian Capital (USA) Inc.

October 31, 2016

With

Report of independent registered public accounting firm

Report of independent registered public accounting firm

To the Stockholder of
Laurentian Capital (USA) Inc.

We have audited the accompanying statement of financial condition of **Laurentian Capital (USA) Inc.**, [the "Company"] as of October 31, 2016, and the related statements of operations and comprehensive loss, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Laurentian Capital (USA) Inc.** as of October 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with United States generally accepted accounting principles.

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada
December 21, 2016

Laurentian Capital (USA) Inc.

Statement of Financial Condition

[Expressed in U.S. dollars]

As of October 31

	2016
	$
Assets	
Cash	447,061
Total assets	447,061
Liabilities and stockholder's equity	
Due to parent company *[note 6]*	27,469
Accrued liabilities	12,820
Total liabilities	40,289
Stockholder's equity	
Capital stock *[note 4]*	582,020
Deficit	(175,248)
Total stockholder's equity	406,772
Total liabilities and stockholder's equity	447,061

See accompanying notes

On behalf of the Board:

Director

Director

Laurentian Capital (USA) Inc.

Statement of Operations and Comprehensive Loss

[Expressed in U.S. dollars]

Year ended October 31

	2016
	$
Revenue	
Other revenues	—
	—
Expenses *[note 6]*	
Foreign exchange loss	11,533
Salary	16,873
Professional fees	12,820
Rent	6,979
Insurance	1,387
Licence	2,230
Other	258
Loss before income taxes	52,080
Provision for income taxes *[note 3]*	—
Net loss and comprehensive loss	(52,080)

See accompanying notes

Laurentian Capital (USA) Inc.

Statement of Changes in Stockholder's Equity

[Expressed in U.S. dollars]

Year ended October 31

	2016
	$
Capital stock *[note 4]*	
Balance, beginning of year	582,020
Issued during the year	—
Balance, end of year	582,020
Deficit	
Balance, beginning of year	(123,168)
Net loss	(52,080)
Balance, end of year	(175,248)
Total stockholder's equity	406,772

See accompanying notes

Laurentian Capital (USA) Inc.

Statement of Cash Flows

[Expressed in U.S. dollars]

Year ended October 31

	2016
	$
Operating activities	
Net loss	(52,080)
Increase in liabilities	40,289
Cash flows related to operating activities	(11,791)
Financing activities	
Issuance of capital stock	—
Cash flows related to financing activities	—
Net decrease in cash during the year	(11,791)
Cash, beginning of year	458,852
Cash, end of year	447,061

See accompanying notes

Notes to financial statements

October 31, 2016

1. Incorporation and corporate activities

Laurentian Capital (USA) Inc. ["the "Company"] was incorporated on December 15, 2010 under the provisions of the *Canada Business Corporation Act*. The Company obtained registration on March 20, 2015 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ["FINRA"]. To date, the Company's activities have been limited, as the Company mainly focused on completing its registration process with FINRA. When it begins trading activities, the Company's primary source of revenue will be commission income for securities trade execution for U.S. resident institutional clients. The Company plans to clear all transactions with and for customers through a third party, Pershing LLC. Accordingly, the Company does not handle or hold customer monies or securities or perform custodial functions relating to customer accounts.

The Company is a wholly owned subsidiary of Laurentian Bank Securities Inc. ["LBS" or the "parent company"], a Canadian owned investment dealer. Laurentian Bank Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada.

2. Significant accounting policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial assets and liabilities

Financial Account Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2 – inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.
Level 3 – inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company reports its cash at fair value. This asset would be classified as Level 1 based on its inputs.

Income taxes

The Company has adopted FASB ASC 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

The Company recognizes a tax benefit if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by taxing authorities based on the merits of the position. The tax benefit recognized in the financial statements is measured based on the largest amount of benefit that is more likely than not to be realized upon settlement.

Translation of foreign currencies

The Company's functional currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at historical rates. Revenue and expenses are translated at the average rate of exchange prevailing during the period. Gains and losses resulting from the translation of foreign currencies are included in income in the period in which they occur.

Revenue recognition

Interest income consists of interest earned on the Company's cash balances and is recognized on an effective interest rate basis.

Accounting policy issued but not yet adopted

Revenue recognition (ASU 2014-09 & 2015-14, Revenue from Contracts with Customers)

In August 2015, the FASB issued ASU 2015-14 *Revenue from Contracts with Customers: Deferral of the Effective Date to amend ASU 2015-09 Revenue from Contracts with Customers* to defer the effective date of ASU 2014-09 for all entities by one year. The guidance in ASU 2014-09 provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. As a result of this amendment, ASU 2014-09 is now effective for annual reporting periods beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2015 and interim periods within those fiscal years. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. In June 2015, the FASB voted to defer the effective date by one year, with early adoption permitted as of the original effective date. The Company is currently assessing the future impact of this update on its financial statements and related disclosures and expects to adopt this update beginning November 1, 2018.

Leases (ASU 2016-02, Leases)

The FASB issued ASU 2016-03, *Leases*, that will supersede previous lease accounting standards in US GAAP.

For public business entities, the standard is effective for annual periods beginning after December 15, 2018 (i.e., calendar periods beginning after January 1, 2019), and interim periods therein. For all other entities, the standard is effective for annual periods beginning after December 15, 2019 (i.e., calendar periods beginning after January 1, 2020), and interim periods after December 15, 2020. Early adoption would be permitted for all entities. The Company is still in the process of assessing the impact of these changes.

3. Income taxes

The Company is a Canadian corporation without a permanent establishment in the United States and is therefore fully subject to Canadian federal and provincial income taxes on its taxable income computed in Canadian dollars. The tax on the Company's loss before income taxes differs from the applicable domestic tax rate of 26.8% due to the following:

	2016 $
Loss before income taxes	(52,080)
Tax calculated on domestic rates	(13,957)
Tax effect of:	
Change in valuation allowance	13,957
Tax benefit	—

Notes to financial statements

The Company's has provided for a full valuation allowance against the deferred tax assets as management has determined that it is more likely than not that all deferred tax assets will not be realized due to uncertainty resulting from the lack of sustained taxable income in recent years.

4. Capital stock

Authorized

Unlimited Class A common shares, without par value

Issued and outstanding

	2016 $
600,000 common shares	582,020

5. Financial instruments

The Company's financial instruments include cash, amounts due to parent company and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit default risks arising from these financial instruments, with the exception of the cash and liabilities denominated in Canadian currency.

Currency Risk

The Company's exposure to currency risk arises from the potential fluctuation of the Canadian currency relative to the U.S. dollar. If the Canadian were to fluctuate by 10%, the Company would experience a foreign currency gain or loss of $41,099.

6. Related party transactions

Certain expenses are incurred in connection with a service agreement with the Company's parent, LBS. The following expenses were charged by LBS during the current fiscal year, in accordance with the service agreement executed between the companies.

	2016 $
Expenses	
Salary	16,873
Rent	6,979
Insurance	1,387
License	2,230
	27,469

The due to parent company balance represents amounts owed relating to the service agreement referred to above. The balance is non-interest bearing and does not have any terms of payment.

Notes to financial statements

October 31, 2016

7. Regulatory net capital requirement

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $250,000. As of October 31, 2016, the Company had net capital of $382,149, which was $132,149 in excess of the required net capital of $250,000.

8. Subsequent events

The Company has evaluated subsequent events through December 21, 2016 and has noted no significant events since the date of the statement of financial condition.

Laurentian Capital (USA) Inc. **Schedule I**

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

[Expressed in U.S. dollars]

As of October 31

	2016
	$
Total stockholder's equity	406,772
Deductions and/or charges	
Haircut on unhedged foreign currency	24,623
Net capital	382,149
Minimum net capital	250,000
Excess net capital	132,149

Reconciliation of Audited Net Capital

Net capital as reported in October 31, 2016 unaudited FOCUS Part II Report	420,237
Adjustment for service agreement	(27,469)
Adjustment for accrued liabilities	(12,820)
Adjustment to haircut on unhedged foreign currency	2,201
Net capital per audited computation above	382,149

Laurentian Capital (USA) Inc. **Schedule II**

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

As of October 31

The Company has claimed an exemption from the computation of reserve requirements under paragraph (k) [Section (k)(2)(ii)] of Rule 15c3-3 of the Securities Exchange Act of 1934.

Laurentian Capital (USA) Inc. **Schedule III**

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

As of October 31

The Company has claimed an exemption from the possession of control requirements under paragraph (k) [Section (k)(2)(ii)] of Rule 15c3-3 of the Securities Exchange Act of 1934.

LAURENTIAN CAPITAL (USA) INC.'S EXEMPTION REPORT

Laurentian Capital (USA) Inc. [the "Company"] is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii):

> As an introducing broker or dealer, the broker or dealer clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Laurentian Capital (USA) Inc.

I, Yves Ruest, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Chief Financial Officer

December 23, 2016



Notary Public

Genevieve Drouin, lawyer Quebec Bar, [illegible]

Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 1342749 (Please retain this number for further inquiries regarding this form)
Submitted By: yruest1
Submitted Date: Fri Dec 23 15:55:37 EST 2016

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year. **For more information on these requirements, see SEC Release No. 34-70073 available at** http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Fursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BATS Exchange, Inc.(BZX), BATS Y-Exchange, Inc. (BYX)

BOX

CBOE, C2

EDGA Exchange, Inc., EDGX Exchange, Inc.

ISE, ISE Gemini, ISE Mercury

MIAX

NASDAQ, NASDAQ BX, Inc., NASDAQ PHLX LLC

NYSE, NYSE Arca, NYSE MKT

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor		PCAOB #*	
Ernst & Young LLP		1263	
Auditor Address - Street*	City*	State*	Zip Code*
700 West Georgia Street,PO Box 10101	Vancouver	BC	V7Y 1C7

Auditor Main Phone Number*

1-604-891-2000

Lead Audit Partner Name*

Malvider Grewal

Lead Audit Partner Direct Phone Number*

1-604-648-3627

Lead Audit Partner Email Address*

mal.grewal@ca.ey.com

FYE: 2016-10-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice information above.

- ◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

- ○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

- [ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]
- [ ] For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds
- [ ] For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* Facing Page (Form X-17A-5 Part 111).pdf 65943 bytes

An Oath or Affirmation (SEA Rule 17a-5(e)(2).pdf 57115 bytes

LC USA-2016-FS (final).pdf 87875 bytes

LC USA-Auditors' report-Exemption-2016.pdf 43564 bytes

Laurentian Capital (USA) Inc. Exemption report.pdf 39200 bytes